June 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Securities and Exchange Commission Staff Comments dated June 4, 2024 regarding Radiant Logistics, Inc.
Form 8-K
Filed March 20, 2024
File No. 001-35392

Ladies and Gentlemen:

We are submitting this letter on behalf of Radiant Logistics, Inc. (the “Company”, “we”, or “our”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 4, 2024, relating to the Company’s Form 8-K submitted to the Commission on March 20, 2024. The numbered paragraph below corresponds to the numbered comment in the Staff’s letter, and the Staff’s comment is presented in bold.

Our response is as follows:

Form 8-K

Item 1.05 Material Cybersecurity Incidents, page 1

1. We note the statement you experienced a cybersecurity incident that, as of the date of the filing, did not have a material on your overall operations. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given the statement that, as of the date of the filing, the incident did not you have a material impact on the Company’s overall operations and you had not yet determined the incident is reasonably likely to materially impact your financial condition or results of operations.

Company’s Response:

Out of an abundance of caution based on the fluidity of a materiality determination while a cybersecurity incident investigation is ongoing and review of the disclosures from other issuers being filed under Item 1.05 of Form 8-K, we felt that it was appropriate to disclose our cybersecurity incident promptly with the information we had at the time. Based on the Statement from the Director of the Division of Corporation Finance of the Commission released on May 21, 2024 (Disclosure of Cybersecurity Incidents Determined to be Material and Other Cybersecurity Incidents) and the ultimate results of our cybersecurity incident investigation, in retrospect it appears that a filing under Item 8.01 of Form 8-K would have been more appropriate. In the event of any future cybersecurity incidents, we understand the materiality requirement for disclosure under Item 1.05 of Form 8-K.

Thank you for your comment. Please call me at (425) 943-4541 with any questions.

Sincerely,
RADIANT LOGISTICS, INC.
By: _/s/ Todd E. Macomber_______________
Todd E. Macomber
SVP& Chief Financial Officer

cc: Pat Pazderka, Fox Rothschild LLP

Triton Towers Two • 700 S Renton Village Place • Seventh Floor • Renton, WA 98057

425-462-1094 • Fax 425 462-0768 • www.radiantdelivers.com